Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Dosing of the First Patient in Phase 2a Study of ELND005 in Down Syndrome

TORONTO, ON, September 4th, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced the first patient dosing in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures. Information on the study design and protocol for ELND005-DS201 can be found at http://clinicaltrials.gov/. The first person was dosed at the site of Dr. Ira Lott, Professor of Neurology and Pediatrics and Down syndrome expert at the University of California, Irvine.

Transition’s licensing partner, Elan Corporation, plc ("Elan"), is responsible for all development and commercialization activities and costs of ELND005.

About Down Syndrome

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signalling.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated by Transition’s licensing partner, Elan, for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a potential treatment of agitation and aggression in Alzheimer’s disease (Study ELND005-AG201) and as a maintenance therapy of Bipolar Disorder Type I (Study ELND005-BPD201).

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com